BINGHAM McCUTCHEN

Lea Anne Copenhefer
Direct Phone: 617.951.8515
Direct Fax: 617.428.6363
leaanne.copenhefer@bingham.com

April 16, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2007
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Securities and Exchange Commission
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Re: Legg Mason Partners Money Market Trust
File No. 811-4052

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, on behalf of Legg Mason Partners Money Market Trust, is a copy of a complaint captioned Halebian v. Berv, U.S.D.C. No. 06-CV-4099 (S.D.N.Y.). Legg Mason Partners Money Market Trust became the successor to CitiFunds Trust III, identified as a nominal defendant in the complaint, on April 16, 2007.

Sincerely,

Lea Anne Copenhefer

Lea Anne Copenhefer

Enclosure

JUDGE BUCHWALD

ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

06 CV 4099

JOHN HALEBIAN, individually and on behalf of all other similarly situated trust beneficiaries and derivatively on behalf of CITIFUNDS TRUST III, Plaintiff, -against- ELLIOT J. BERV, DONALD M. CARLTON, A. BENTON COCANOUGHER, MARK T. FINN, STEPHEN RANDOLPH GROSS, DIANA R. HARRINGTON, SUSAN B. KERLEY, ALAN G. MERTEN, and R. RICHARDSON PETTIT, Defendants, -and- CITIFUNDS TRUST III, Nominal Defendant.	COMPLAINT JURY TRIAL DEMANDED

FILED
U.S. DISTRICT COURT
2006 MAY 30 PM 2:14
S.D. OF N.Y.

Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, based in part upon the investigation conducted by counsel, which included, inter alia, a review of Securities and Exchange Commission ("SEC") filings, news reports, press releases, and other publicly available documents, as follows:

Nature of Action

1. This action is brought on behalf of nominal defendant CitiFunds Trust III ("CitiTrust") against its self-

styled independent trustees for approving new advisory agreements while completely ignoring the best interests of CitiTrust and its beneficiaries. Instead of acting in the best interests of CitiTrust's beneficiaries, the trustee defendants sought only to facilitate an underlying transaction pursuant to which Citigroup Inc. ("Citigroup") sold substantially all of its asset management business (including CitiTrust's investment adviser) to Legg Mason, Inc. ("Legg Mason"). As a result of such transaction, Citigroup booked income in excess of $3.4 billion and Legg Mason booked income of approximately $1.1 billion. The plaintiff and the other CitiTrust beneficiaries received no benefit, notwithstanding that the transaction could not proceed without the approval of CitiTrust's Board of Trustees.

2. This action is also brought individually and on behalf of all other CitiTrust beneficiaries similarly situated to redress the harm caused by the materially false and misleading description of the voting procedures set forth in defendants' proxy statement, dated September 2, 2005 (the "Proxy Statement"). The Proxy Statement's description of the voting procedure to be employed in the event that CitiTrust's beneficiaries elected not to assist the effectuation of the Citigroup/Legg Mason transaction by electing not to vote to approve the new investment advisory agreements violated the provisions of Section 20(a) of the Investment Company Act of 1940, as amended (the "ICA"), 15

U.S.C. § 80a-20(a), and Rule 20a-1 promulgated by the SEC thereunder, 17 C.F.R. § 270.20a-1, among other things, by omitting to disclose that such voting procedure violates both the ICA and Massachusetts law.

3. This action is also brought individually and on behalf of all other CitiTrust beneficiaries similarly situated to redress the harm caused by defendants acquiescing in such forced voting procedures, which "vote" violated both the ICA and Massachusetts law. The only practicable means for CitiTrust beneficiaries to oppose the Citigroup/Legg Mason transaction, pursuant to which both participants reaped billion dollar benefits and the CitiTrust beneficiaries received nothing, was to withhold their vote. By withholding their vote, the beneficiaries could have prevented the requisite vote in favor of approving the new advisory agreements or prevent the attainment of a quorum. To counteract the evident hostility of CitiTrust's beneficiaries to the Citigroup/Legg Mason transaction, defendants permitted a wholly-owned affiliate of Citigroup to vote shares of those CitiTrust beneficiaries who elected not to vote. The sole purpose in permitting Citigroup's affiliate to force-vote the interests of CitiTrust beneficiaries who elected not to vote was to allow Citigroup to reap billions of dollars of profits upon consummation of the Citigroup/Legg Mason transaction.

4. As described herein, plaintiff seeks to recover, for CitiTrust, damages it has suffered as a result of defendants' bad faith and reckless conduct in approving the new advisory agreements, as well as to vindicate the right of CitiTrust's beneficiaries to cast informed votes and to refrain from voting if they choose to do so.

5. As a direct result of defendants' malfeasance, CitiTrust has been injured, as have CitiTrust's beneficiaries, as a result of the improprieties associated with the tainted voting process and the diversion of CitiTrust's assets.

6. Plaintiff, the Class (as hereinafter defined), and CitiTrust are entitled to compensation from defendants as well as equitable relief.

Parties

7. Plaintiff is, and was at the time of the transaction and events of which he complains, the owner of shares of beneficial interest in the Citi New York Tax Free Reserves series of CitiTrust. Plaintiff is a citizen of the State of New York.

8. Nominal defendant CitiTrust is a Massachusetts business trust with its principal executive offices located at Baltimore, Maryland. CitiTrust is subject to Federal laws and regulations, including the ICA, as well as state law.

9. CitiTrust is named as a nominal defendant herein solely in a derivative capacity. This action is brought on CitiTrust's behalf and no claims are asserted against it.

10. Defendant Elliot J. Berv has been a member of CitiTrust's Board of Trustees since 1989.

11. Defendant Donald M. Carlton has been a member of CitiTrust's Board of Trustees since 1997.

12. Defendant A. Benton Cocanougher has been a member of CitiTrust's Board of Trustees since 1991.

13. Defendant Mark T. Finn has been a member of CitiTrust's Board of Trustees since 1989.

14. Defendant Stephen Randolph Gross has been a member of CitiTrust's Board of Trustees since 1986.

15. Defendant Diana R. Harrington has been a member of CitiTrust's Board of Trustees since 1992.

16. Defendant Susan B. Kerley has been a member of CitiTrust's Board of Trustees since 1992.

17. Defendant Alan G. Merten has been a member of CitiTrust's Board of Trustees since 1990.

18. Defendant R. Richardson Pettit has been a member of CitiTrust's Board of Trustees since 1990.

19. None of the defendants is a citizen of New York State.

Jurisdiction and Venue

20. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. §§ 1331, 1332, and 1367. This Court also has diversity jurisdiction insofar as there is complete diversity of citizenship between the plaintiff and defendants and the amount in controversy exceeds $75,000, exclusive of interest and costs.

21. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

22. Venue is proper in this district pursuant to 28 U.S.C. § 1391(b). Many of the acts, transactions, and conduct constituting violations of law complained of herein occurred in this District. At all relevant times, CitiTrust was headquartered in this District.

Derivative Allegations

23. Plaintiff brings Claim I on behalf of and for the benefit of CitiTrust as a derivative action to remedy the wrongdoing alleged herein which constituted bad faith, willful misfeasance, gross negligence, or reckless disregard for his or her duties.

24. Plaintiff will fairly and adequately represent the interests of CitiTrust and its beneficiaries in enforcing and prosecuting the rights of CitiTrust and has retained competent

counsel, experienced and successful in securities and derivative litigation, to prosecute this action.

Obligations of Trustees

25. Each defendant owes to CitiTrust and its beneficiaries the duty to act loyally and in good faith and to exercise due care and diligence in the management and administration of the affairs of CitiTrust and in the use and preservation of its property and assets, and each owes the duty of full and candid disclosure of all material facts related thereto.

Class Action Allegations

26. Plaintiff brings Claims II and III as a class action pursuant to Fed. R. Civ. P. 23 on behalf of all persons and entities who held shares of beneficial interest in CitiTrust on August 22, 2005 (the "Class").

27. The members of the Class are so numerous and geographically dispersed that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are, at a minimum, thousands of members of the Class.

28. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting

solely individual members. Among the questions of law and fact common to the Class are whether:

(a) the Federal proxy laws were violated by defendants' acts as alleged herein;

(b) defendants breached their fiduciary duties to the holders of shares of beneficial interest in CitiTrust; and

(c) defendants are culpable as a consequence of their breach of their fiduciary duties or the false and misleading Proxy Statement and, if so, the appropriate damages or nature of the appropriate equitable relief.

29. Plaintiff's claims are typical of the claims of the members of the Class as plaintiff and members of the Class were affected similarly by defendants' wrongful conduct as complained of herein.

30. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and derivative actions and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

31. A class action is superior to other available methods for the fair and efficient adjudication of the controversy as joinder of all members of the Class is impracticable. Furthermore, the expense and burden of individual litigation makes it impracticable for Class members individually

to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

Substantive Allegations

Background

32. On June 23, 2005, Citigroup entered into an agreement with Legg Mason pursuant to which Citigroup agreed to sell substantially all of its asset management business, including CitiTrust's investment adviser subsidiaries, to Legg Mason in exchange for the broker-dealer and investment banking businesses of Legg Mason, shares of Legg Mason representing 4.39% of the outstanding voting securities of Legg Mason and non-voting convertible preferred stock representing approximately 10% of the pro-forma common stock of Legg Mason, and approximately $550 million in the form of a five-year loan facility provided to Legg Mason by Citigroup. The transaction was valued by Citigroup at approximately $4.369 billion. This transaction was highly profitable to both Citigroup and Legg Mason. Citigroup booked income in excess of $3.4 billion and Legg Mason booked income of approximately $1.1 billion as a result of the transaction.

33. The ICA requires that all advisory agreements between an investment adviser and a registered investment company provide for automatic termination of the agreement in the event that the agreement is "assigned" as that term is defined under the ICA. A sale of an investment adviser is considered an

"assignment" under the ICA. Thus, the transaction described above terminated the existing advisory agreements upon its consummation and required CitiTrust to enter into new advisory agreements.

34. Under the ICA, any new advisory agreements would require approval of the holders of beneficial interests. The board approved the new advisory agreements and recommended to the holders of beneficial interests in CitiTrust that they also vote to approve the new advisory agreements. Approval of the beneficiaries is required under the ICA as a condition precedent to the effectiveness of the new advisory agreements.

The Proxy Statement - Defendants' Actions

35. The Proxy Statement, prepared on behalf of defendants, reveals that defendants placed the interests of Citgroup before those of CitiTrust in dereliction of the fiduciary duties they owed to CitiTrust and its beneficiaries. Among other things, defendants failed to avail themselves of the opportunity to negotiate lower fees or seek competing bids from other qualified investment advisers. Defendants' goal, as is evident from the Proxy Statement, was to facilitate consummation of the Citigroup/Legg Mason transaction by focusing on "compliance" with Section 15(f) of the ICA to the exclusion of all else, including defendants' fiduciary obligations to CitiTrust and CitiTrust's beneficiaries.

36. Defendants limited their consideration to whether the Citigroup/Legg Mason transaction would be worse for CitiTrust's beneficiaries than their current situation under Citigroup's asset managers, i.e., whether the transaction was consistent with Section 15(f) of the ICA, 15 U.S.C. § 80a-15(f). Defendants made no effort to investigate whether a transaction could be fashioned which would benefit CitiTrust's beneficiaries, either with Legg Mason or another asset manager.

37. The Proxy Statement states that defendants met only twice, as a board, in connection with the entire Citigroup/Legg Mason transaction -- "on July 11, 2005 and, during the first two weeks of August 2005."

38. The Proxy Statement alleges that "additional information was provided [to defendants] in advance of and at the August meetings." (Emphasis added.) The Proxy Statement also alleges that defendants "evaluated all information available to them on a Fund-by-Fund basis, and their determinations were made separately in respect of each Fund."

39. According to defendants, the trustees of Citigroup's mutual funds met and separately approved a prodigious number of advisory agreements in an inordinately short period of time. The trustees approved 91 new advisory agreements on August 1, 2005, 32 new advisory agreements on August 7, 2005, and seven new advisory agreements on August 11, 2005. Moreover,

defendants contend that at each of these meetings "representatives of [Citigroup's asset management business] and Legg Mason made presentations to and responded to questions from the Board. After the presentations and after reviewing the written materials provided, [defendants and other self-styled "independent" trustees] meet in executive session with their counsel to consider the new advisory agreement." The Proxy Statement then describes 15 separate matters considered by defendants, "[a]mong other things," which factors are described at pages 15-16 of the Proxy Statement.

40. The foregoing description of defendants' efforts in connection with the Citigroup/Legg Mason transaction is sufficient, by itself, to establish the fact that defendants merely rubber-stamped a transaction in Citigroup's interest and utterly ignored their obligations of loyalty and good faith to CitiTrust and its beneficiaries. Even assuming that, for example, on August 1, 2005, the trustees met for 12 uninterrupted hours, and that there was no consideration of the many sub-advisory agreements, then according to defendants' Proxy Statement, it took <u>less than eight minutes</u> to consider and approve each new advisory agreement or <u>less than 32 seconds</u> to consider each of the 15 items described on pages 15-16 of the Proxy Statement, with respect to each advisory agreement under

consideration. This assembly-line deliberation made a travesty out of defendants' fiduciary duties.

41. The alacrity with which defendants approved the new advisory agreements is even more remarkable in view of the fact that, according to the Proxy Statement, one of the items considered by defendants is "the potential benefits to Fund shareholders from being part of a combined fund family with Legg Mason-sponsored funds, including possible economies of scale and access to investment opportunities." "Economies of scale" are universally considered a reason for <u>lowering</u> advisory and other fees, <u>not maintaining</u> them at the same level. The combination of "economies of scale" and the enormous profits being booked by Citigroup and Legg Mason should have engendered, at the very least, a lively discussion as to the possibility of seeking lower fees. However, the detailed discussion in the Proxy Statement of the trustees' actions makes clear that no such consideration occurred.

42. In the forepart of the Proxy Statement is a section titled "IMPORTANT NEWS FOR FUND SHAREHOLDERS" in question and answer format. The following question and answer are instructive:

> Q: How will the sale of Citigroup Asset Management potentially benefit me?
>
> A: The combination of Legg Mason and Citigroup Asset Management will create one of the world's largest asset

> management organizations representing over $800 billion in assets under management. Following the transaction, Citigroup Asset Management will be part of an organization focused on the asset management business but will still have the opportunity to continue its strong working partnership with the Citigroup businesses and will also have new opportunities to grow.

Clearly, if a beneficiary of CitiTrust also happened to be a shareholder of Citigroup or Legg Mason, the beneficiary would benefit from the transaction. As to those beneficiaries of CitiTrust who are not in that position, the Proxy Statement fails to describe any benefit, notwithstanding that the language of the questions seeks to elicit any such "benefit."

43. Another example of defendants' abdication of their responsibility to act as "watchdogs" for the interests of CitiTrust's beneficiaries is that defendants approved a new form of advisory agreement to be used by Legg Mason and which contains the following language as part of Section 3(a) (emphasis added):

> The [investment adviser] is authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the [investment adviser] determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer. This determination may be viewed in terms of either that particular transaction or <u>the overall responsibilities which the [investment</u>

adviser] and its affiliates have with respect to accounts over which they exercise investment discretion.

Thus, the new form of advisory agreement gives Legg Mason's investment adviser affiliates the right to use the assets of a particular registered investment company in the form of paying higher than necessary brokerage commissions for the benefit of other clients of Legg Mason or its affiliates. The foregoing practice, involving what is commonly known as "soft dollars," is couched in the technical jargon of Section 28(e) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78bb(e), in the new form of advisory agreement which is annexed to the Proxy Statement as Appendix E.

44. The Proxy Statement fails to describe what "research services" possibly could be provided to money market funds, such as those which are series of CitiTrust, and plaintiff believes that there are no possible "research services" which could be provided that could offset the higher costs of brokerage necessary to "kickback" soft dollars to Legg Mason and its affiliates. Thus, this provision of the advisory agreement could only hurt, rather than help, plaintiff and others similarly situated.

The Proxy Statement - Voting Practices

45. The Proxy Statement states that with respect to shares of beneficial interest held of record by a Citigroup-

affiliated service agent, as is plaintiff's, "and for which it does not receive voting instructions . . . such service agent intends to vote those shares in the same proportion as the votes received from its customers for which instructions have been received."

46. The foregoing was no idle threat. On December 21, 2005, or almost two months after the CitiTrust beneficiaries' meeting commenced, defendants were still unable to secure beneficiary approval. On that day, a letter was sent to holders of beneficial interests in various series of CitiTrust stating, in bold-faced type, the following: **"If you do not vote your shares, your service agent intends to vote your shares at the [adjourned] meeting."**

47. The Proxy Statement's description of the voting procedures to be used at the meeting is materially false and misleading in that it omits to state that such procedures violate Section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), as well as Massachusetts law. ICA Section 15(a) provides, in part, that "[i]t shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract . . . has been approved by the vote of a majority of the outstanding voting securities." A vote by an affiliate of Citigroup -- an interested party in the underlying transaction -- rather than by

the holders of beneficial interests violates the express language of Section 15(a).

Demand Allegations

48. In accordance with Massachusetts law, on February 8, 2006, plaintiff made a demand upon the board of trustees of Citi New York Tax Free Reserves series of CitiTrust III.

49. Shortly thereafter, plaintiff received a letter from counsel to CitiTrust acknowledging receipt of the demand letter and advising plaintiff that, under Massachusetts law, plaintiff could not commence any derivative action until 90 days after CitiTrust's receipt of the demand.

50. Thereafter, plaintiff was advised, in writing, that a "Demand Review Committee," consisting of two of the defendants, had been appointed and had retained counsel.

51. Not surprisingly, defendants have failed to take action against themselves and the statutory time required before suit is commenced has passed. As the derivative allegations herein rely on the accuracy of defendants' (including the members of the "Demand Review Committee") own Proxy Statement, the statutory 90-day period to consider the demand provides more than adequate time.

Damage to the Fund

52. As a result of the breaches of fiduciary duty and wrongful acts of defendants as alleged herein, CitiTrust has suffered substantial damages and has been subjected to significant costs and expenses as a result of defendants' failure to obtain, or even seek to negotiate, more favorable advisory and other fees notwithstanding that they had the ultimate blocking position in regard to the Citigroup/Legg Mason transaction.

Claim I
(Derivative - Breach of Fiduciary Duty)

53. Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.

54. Each defendant owed to CitiTrust and its holders of beneficial interests the duty to act loyally and with good faith in considering the Citigroup/Legg Mason transaction and in recommending the new advisory agreements.

55. Defendants' conduct set forth herein was not due to an honest error or misjudgment, but rather was due to their intentional breach or reckless disregard of their fiduciary duties to CitiTrust, as alleged herein. Defendants intentionally breached or recklessly disregarded their fiduciary duties to protect the rights and interests of CitiTrust and its holders of beneficial interests.

56. CitiTrust and its holders of beneficial interest have sustained and will continue to sustain injury and damages by reason of defendants' intentional breach or reckless disregard of their fiduciary duties.

Claim II
(Direct - Violation of ICA Section 20(a))

57. Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.

58. This claim, pursuant to ICA Section 20(a), is brought against each defendant.

59. Defendants caused to be issued the Proxy Statement which was distributed to holders of beneficial interests in CitiTrust, including plaintiff.

60. The Proxy Statement is materially false and misleading in that it contains false and misleading statements, and fails to disclose material information, concerning the described voting procedure's failure to comply with ICA Section 15(a) and Massachusetts law, as well as the diversion of CitiTrust assets for the benefit of others.

61. Defendants secured approval of the new advisory agreements by means of the materially false and misleading information.

62. As a result of the foregoing, defendants have violated Section 20(a) of the ICA and Rule 20a-1 promulgated by the SEC thereunder.

Claim III
(Direct - Breach of Fiduciary Duties)

63. Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.

64. Trustees of Massachusetts business trusts, in order to fulfill their fiduciary duties to holders of beneficial interests when seeking holder action, must disclose fully and fairly all material information within their control.

65. As set forth above, in seeking to have CitiTrust's holders of beneficial interest approve the new advisory agreements, defendants failed to adequately disclose material information concerning the propriety of their voting procedures, as well as the diversion of CitiTrust assets for the benefit of others.

Prayer for Relief

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. that the Court declare that the defendants, and each of them, have breached their fiduciary duties to CitiTrust and CitiTrust's holders of beneficial interests;

B. for compensatory damages in an amount to proved at trial;

C. for equitable relief declaring the new advisory agreements void and directing defendants to seek, in a manner consistent with their fiduciary duties, advisory agreements on terms more beneficial to CitiTrust;

D. awarding plaintiff the costs and disbursements of prosecuting this action, including reasonable attorneys' and experts' fees; and

E. for such other and further relief as may be just and appropriate.

Dated: New York, New York
May 30, 2006

Wechsler Harwood LLP

Joel C. Feffer (JF-2608)
Daniella Quitt (DQ-1963)
James G. Flynn (JF-5929)
488 Madison Avenue, 8th Floor
New York, New York 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3660

Attorneys for Plaintiff

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

I, JOHN HALEBIAN, being duly sworn, depose and say:

I am the plaintiff in this action. I have read the foregoing Complaint and know the contents thereof; the same is true to my own knowledge, except as to the matters therein stated to be alleged on information and belief, and as to those matters I believe them to be true. I am presently and was previously, at all relevant times, the owner of shares of beneficial interest in the Citi New York Tax Free Reserves series of CitiTrust III. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

John Halebian

Sworn to before me this
30th day of May, 2006

Notary Public
Reg. # 02KA6133497
Exp. 9/19-09

END